FORM 4					UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b) (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility							OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Simons James H.	2. Issuer Name and Ticker or Trading Symbol Franklin Electronic Publishers, Inc.					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X _ Director 10% Owner Officer (give title Other (specify below) below) ___________________________________
(Last) (First) (Middle) Renaissance Technologies Corp. 800 Third Avenue	IRS Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####				4. Statement for Month/Year October 2, 2002
(Street) New York New York 10022					5. If Amendment, Date of Original (Month/Year)	Individual or Joint/ Group Filing (Check applicable line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action date Month/ Day/ Year	3. Trans- action Code (Instr. 8)		4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	or (D)	Price
Common Stock							210,000	D
Common Stock							1,684,640	I	(1)
Common Stock							4,701	I	(2)
Common Stock							4,701	I	(3)
Common Stock							4,701	I	(4)
Common Stock							850	I	(5)
Common Stock							2,001	I	(6)
Common Stock							53	I	(7)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v)

FORM 4 (continued) Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of De- rivative Secu- rity: Direct (D) or Indi- rect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
Series A 10% Convertible Preferred Stock	$5.00						Immed.	N/A	Common Stock	791,000 *		3,955*	D
Put Option (Obligation to buy)	$1.50	10/2/02	J		1		Immed.	12/22/02	Common Stock	200,000		1	D

Explanation of Responses:

* Includes a total of 455 shares of Series A 10% Convertible Preferred Stock received as dividends on 6/30/01, 12/31/01 and 6/30/02.

/s/ James H. Simons October 4, 2002

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. James H. Simons Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATION OF RESPONSES:

  These shares are held by Bermuda Trust Company Limited, as trustee of the Lord Jim Trust, a trust created under the laws of the Islands of Bermuda (the "Trust"). The principal beneficiaries of the Trust are Dr. Simons and his parents and children.
  These shares are held directly by Dr. Simons child, Nathaniel Simons. See Note 8.
  These shares are held directly by Dr. Simons as custodian under the Uniform Gifts to Minors Act for the benefit of Audrey Simons.
  These shares are held directly by Dr. Simons as custodian under the Uniform Gifts to Minors Act for the benefit of Nicholas Simons.
  These shares are held directly by Dr. Simons wife. See Note 8.
  These shares are held directly by Dr. Simons child, Elizabeth Simons. See Note 8.
  These shares are held by Renaissance Ventures Ltd., a New York corporation of which Dr. Simons is the sole shareholder.
  The filing of this Form 4 with the inclusion of this information relating to the securities referred to in Notes 2, 5, and 6 shall not be construed as an admission that Dr. Simons is the beneficial owner of any such securities for purposes of Section 16 of the Securities Exchange Act of 1934.